May 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed
Linda Cvrkel
Taylor Beech
Katherine Bagley

Re:	B. Riley Principal 150 Merger Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed April 29, 2022
File No. 333-262047

Dear Ms. Bagley:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 12, 2022 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-4 filed on April 29, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 4 to its Registration Statement on Form S-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed April 29, 2022

Certain Projected Information, page 135

1.	We note your revised disclosure in response to our prior comment 5. Please further revise your disclosure to describe the “extensive due diligence undertaken by the Company’s management and the board in analyzing the current status of the FaZe business in comparison to the FaZe Forecasts” referenced in your response letter. Please also amend your disclosure to provide additional detail about the board’s valuation of FaZe, including whether and to what extent the changed circumstances have affected the board’s valuation of FaZe, and whether there is a risk that the projections may have resulted in inflated valuation conclusions. In this regard, we note your disclosure in the background of the business combination that the FaZe Forecasts provided support for the pre-money equity valuation of FaZe.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 139-140 of Amendment No. 4.

United States Securities and Exchange Commission

May 26, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Performance Indicators, page 207

2.	We note your revised disclosure in response to comment 7. Please clearly quantify the Total Reach of the channels that FaZe is contractually allowed to directly monetize and separately disclose the Total Reach of channels that FaZe is not allowed to monetize. Considering this contractual limitation, please further discuss the usefulness of the Total reach metric.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 210-212 of Amendment No. 4.

3.	We note your response to comment 8 and disclosure of Total Reach of over 510 million fans throughout the filing. Please revise your definition of fan to clearly state that a fan does not necessarily represent one individual. It appears that one individual could be counted numerous times when s/he engages with FaZe on multiple social media platforms and with multiple content creators. For example, one individual could be counted as a fan five hundred times if that individual follows FaZe on YouTube, Instagram, Facebook, Tik Tok and Twitter and also follows each of your 100 content creators and celebrities.

Response: In response to the Staff’s comment, the Company has revised the definition of “fan” in the section entitled “Certain Defined Terms” of Amendment No. 4.

Results of Operations, page 216

4.	We note your response to comment 9. You state that upon execution of the contract you recognized 100% of the contract amount of $4.5 million as revenue. Considering the contract is for a five-year exclusive license to the advertising revenues, please explain to us the basis for recognizing revenue and cite the specific authoritative literature.

Response: The Company respectfully informs the Staff that FaZe views the content and its use in generating advertising revenue as intellectual property and assesses the nature of the entity’s promise under ASC 606-10-55-59. FaZe believes that this is functional intellectual property as it has significant standalone functionality, because, as discussed in the examples in ASC 606-10-55-59a, the intellectual property has the ability “to be played or aired” due to its availability on the streaming platform, YouTube, similar to other completed media content like films. Licenses of functional intellectual property grant a right to use the intellectual property, and revenue generally is recognized at the point in time when the intellectual property is made available for the customer’s use and benefit. FaZe does not have any ongoing activities that substantively change the functionality of the intellectual property. As such, FaZe believes that in this contract, FaZe’s only performance obligation is to license to the customer the content for use in generating advertising revenues, and recognizes the full contract amount at the point at which FaZe provides the customer access to the content, which is at the execution of the contract.

In addition, the Company has revised the disclosures on pages 232 and F-75 of Amendment No. 4 to provide further clarity.

* * *

United States Securities and Exchange Commission

May 26, 2022

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP

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